John A Gacinski CPA

ANCIENT OF DAYS ADVISORS INC.

To The Shareholders of Qinta Inc.,

I have reviewed the accompanying Statement of Financial Position of Qinta Inc. as of July 31, 2021 and the related Statements of Income, Cash Flows and Stockholders' Equity for the seven months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

John A Gacinski CPA

Roslyn, NY
August 23, 2021

37 PEPPERMILL ROAD, ROSLYN NY 11576
631-813-0772
JAG@GACINSKI.COM/GACINSKI.COM

Qinta Inc.
Statement of Financial Position
July 31, 2021

Assets:		
Current Assets		
Cash	$	1,020
Fixed Assets		
Software, equipment & technology		1,907
Less accumulated depreciation		(91)
Net Fixed Assets		1,816
Other Assets		
Intangible Assets		53
Total Assets	$	2,889
Liabilities and Members' Equity		
Liabilities		
Long-term Liabilities		
Loans payable to owners	$	8,403
Total liabilities		8,403
Stockholders' Equity		
Capital stock issued		92
Retained earnings		(5,606)
Total stockholders' equity		(5,514)
Total Liabilities and Members' Equity	$	2,889

Qinta Inc.
Statement of Income
For the Years Seven Months Ending July 31, 2021

Income:	$ -
Expenses:	
Software development	2,079
Marketing	1,621
Legal	1,242
Office and Other Expenses	573
Total Expenses	5,515
Income before income taxes and depreciation	(5,515)
Depreciation expense	91
Net Income	$ (5,606)

Qinta Inc.
Statement of Stockholders' Equity
July 31, 2021

	Common Stock (.00001 par)	Retained Earnings	Total Stockholders Equity
Balance on January 1, 2021			
Issuance of 9,000,000 common shares	$ 92		$ 92
Net Income for the seven months ending July 31, 2021		(5,606)	(5,606)
Balance on July 31, 2021	$ 92	$ (5,606)	$ (5,514)

See Independent Accountant's Review Report and Notes to the Financials Statements

Qinta Inc.
Statement of Cash Flows
For the Seven Months ending July 31, 2021

Operating Activities		
Net income	$	(5,606)
Plus depreciation		91
Net Cash Provided By Operating Activities		(5,515)
Investing Activities		
Increase in fixed and intangible assets		(1,960)
Financing Activities		
Capital contribution from owners		92
Increase in long term loan payable		8,403
Net Cash Provided by Financing Activities		8,495
Net Cash Increase for Period		1,020
Cash at Beginning of Period		-
Cash at End of Period	$	1,020

Qinta Inc.
Notes to Financial Statements
For the Seven Months Ending July 31, 2021

1) Nature of Organization

Qinta Inc ("Qinta") is a corporation formed in Delaware on January 27, 2021.
Qinta leverages the latest in financial technology with the aim to provide users with access to market-leading returns, irrespective of income.

2) Summary of Accounting Policies

The summary of significant accounting policies is presented to assist in understanding Qinta's financial statements. The financial statements and notes are the representation's of Qinta's management which is responsible for their integrity and objectivity.

<u>Basis of Accounting</u>
The accompanying financial statements have been prepared using the accrual method of accounting.

<u>Cash & cash equivalents</u>
All cash on the statement of financial position as of July 31, 2021 is considered to be highly liquid.

3) Loans from shareholders

Qinta received non-interest bearing loans from its shareholders and used the proceeds as working capital.

4) Subsequent Events

Subsequent events have been evaluated through August 23, 2021, the date that the financial statements were available to be issued.